SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of November 2002


                                   GENSET S.A.

                       24, rue Royale, 75008 Paris, France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

           Form 20-F...X...                            Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

           Yes......                                   No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
........................N/A...............................


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                            [GENSET LOGO -- OMITTED]


 FOR IMMEDIATE RELEASE
 ---------------------

Press Release

 Contact:

 GENSET
  +331 55 04 59 00
 Marc Vasseur
 Chairman & Chief Executive Officer


                     Genset Announces Notice of Termination
                               of its ADR Facility


PARIS, France, November 27, 2002 - Genset S.A. (Euroclear : 5433) announced today that, following Serono's recent tender offers and the subsequent delisting of Genset's American Depositary Shares (ADSs) from Nasdaq, it is terminating its American Depositary Receipt (ADR) facility, as permitted under the terms of the Deposit Agreement governing the ADR facility. The ADR facility will be terminated effective on December 27, 2002, after which date The Bank of New York will no longer register transfers of ADSs, distribute dividends to holders, or give any notices under the deposit agreement.

Holders of ADSs may surrender their ADRs to The Bank of New York in exchange for the number of Genset shares represented by those ADRs. After December 27, 2003 The Bank of New York may, in accordance with the Deposit Agreement, sell any remaining deposited securities and hold the net proceeds of any such sale for the benefit of any ADR holders who did not surrender their ADRs prior to such date.

About Genset

Genset is a genomics-based biotechnology company focused on generating a pipeline of drug targets and drug candidates in the areas of CNS and metabolic disorders. Genset has successfully used its integrated technology platform and association studies approach to identify and characterize drug targets and drug response markers in the fields of CNS, metabolic and other diseases. Building upon the expertise accumulated in various alliances with pharmaceutical partners and its portfolio of genomic patents, Genset discovers and validates novel drug targets and candidates for its own account. Its teams have already discovered and launched the development of a lead protein candidate in the metabolism field named Famoxin, and are continuing their research with a view to discovering and developing other drugs.

     In addition to historical information, this press release contains certain forward-looking statements that involve risks and uncertainties relating to our future financial and scientific performance. Such statements are based on our current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In evaluating such statements, readers should specifically consider factors which could affect expected results, including, but not limited to the uncertainties inherent in drug discovery and development. Other factors which could cause results to differ from expectations are specified in the reports filed by Genset with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Genset does not intend (and is not obligated) to update any such statements to reflect any changes in events, conditions or circumstances on which the statements are based.

     Genset's news releases are available on the Company's Web site at: http://www.genset.fr.
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           GENSET is listed on the Nouveau Marche of the Paris Bourse

              Euroclear: 5433 - Bloomberg: GNST FP - Reuters: GEN.F
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Genset S.A.

                                             By: /s/ Marc Vasseur
                                                 ----------------------------
                                             Name:  Marc Vasseur
                                             Title: Chief Executive Officer

Dated: November 27, 2002